Exhibit 99.1

Jaguar Mining Sets Date for Second Quarter Earnings Release, Addresses NYSE Listing Standard

BELO HORIZONTE, Brazil, Aug. 3, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (TSX: JAG) (NYSE: JAG) today announced that it will release its second quarter 2012 financial and operating results after the market close on August 14, 2012. The Company will hold a conference call the following day, August 15, at 12:00 p.m. Eastern time, to discuss the results and its outlook for the remainder of the year.

Conference call access details:

Live teleconference access:

US Dial In (Toll Free):	1-866-524-3160
International Dial In:	1-412-317-6760

Live audio webcast:	www.jaguarmining.com

Replay:

US Toll Free: 1-877-344-7529
International Toll: 1-412-317-0088
Conference Number: 10016976

Jaguar also announced today that the New York Stock Exchange has notified the Company that the closing pricing of its common shares on the NYSE over the past 30 days was less than $1.00.  The NYSE's continued listing standards require that the average closing price of a listed company's common shares be above $1.00 per share over a consecutive 30 trading-day period.  As of July 31, 2012, the date of the NYSE notice, the 30 trading-day average closing price of Jaguar's common shares on the NYSE was $0.94 per share.

Under the NYSE's rules, Jaguar has a period of six months to bring its share price and 30 trading-day average share price back above $1.00.  During this period, Jaguar's common shares will continue to be listed and trade on the NYSE, subject to compliance with all other NYSE continued listing requirements.  As required by the NYSE in order to maintain its listing, Jaguar will notify the NYSE by August 14, 2012 that it intends to cure the price deficiency.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:55e 03-AUG-12